FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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9 June 2023

Nirsevimab unanimously recommended by FDA Advisory Committee for the prevention of RSV lower respiratory tract disease in infants

If approved, nirsevimab would be the first preventive option specifically designed to protect the broad infant population through its first RSV season

Across all clinical endpoints, a single dose of nirsevimab delivered consistent and sustained efficacy against RSV disease vs placebo

The US Food and Drug Administration (FDA) Antimicrobial Drugs Advisory Committee (AMDAC) has voted unanimously 21 to 0 that AstraZeneca and Sanofi's nirsevimab has a favourable benefit risk profile for the prevention of respiratory syncytial virus (RSV) lower respiratory tract disease (LRTD) in newborns and infants born during or entering their first RSV season. The Committee also voted 19 to 2 in support of nirsevimab's favourable benefit risk profile for children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season.

Nirsevimab has the potential to protect the broad infant population through its first RSV season, including those born healthy at term or preterm, or with specific health conditions that make them vulnerable to RSV disease. The single dose can be flexibly administered at the beginning of the RSV season or at birth for newborns born during the RSV season.

The FDA accepted the Biologics License Application (BLA) for nirsevimab in 2022 and the agency has indicated it will work to expedite its review. The Prescription Drug User Fee Act date is in the third quarter of 2023. If approved by that time, nirsevimab will be available in the US ahead of the 2023-2024 RSV season.

Dr William Muller, Associate Professor, Pediatrics, Northwestern University Feinberg School of Medicine and Scientific Director, Clinical and Community Trials, Ann & Robert H. Lurie Children's Hospital of Chicago, Illinois, US said: "RSV remains the most common cause of bronchiolitis and pneumonia in infants, and the inability to predict which infants will develop severe RSV disease leads to uncertainty for new parents and for physicians. The innovation of nirsevimab as a long-acting antibody that can be conveniently administered to a broad infant population with a single-dose at the time protection is most needed is a significant public health advancement that could have far-reaching impact on the well-being of our families and healthcare systems in the US."

Iskra Reic, Executive Vice President, Vaccines and Immune Therapies, AstraZeneca, said: "We are delighted that the Antimicrobial Drugs Advisory Committee has unanimously recognised the favourable benefit risk profile of nirsevimab as the first preventative option against RSV for a broad infant population. Nirsevimab builds on AstraZeneca's strong science, leadership in RSV and commitment to addressing the needs of the most vulnerable. We look forward to continuing to work with the FDA to complete their expedited review, and we hope to see nirsevimab available as soon as possible given the significant burden of RSV in infants."

Thomas Triomphe, Executive Vice President, Vaccines, Sanofi, said: "Most babies hospitalised with RSV are born at term and healthy, which is why interventions specifically designed to protect all infants are likely to result in the greatest impact. We are encouraged by the Advisory Committee's positive vote based on the compelling clinical development program supporting nirsevimab and its breakthrough potential to reduce the magnitude of annual RSV burden."

RSV is a very contagious virus that can lead to serious respiratory illness, according to the Centers for Disease Control and Prevention (CDC).1 In the US, RSV is the leading cause of hospitalisation for babies under one.2 About 75% of infants hospitalised for RSV in the US were born at term with no underlying conditions.3

The AMDAC based its recommendation on the nirsevimab clinical development programme spanning three pivotal late-stage clinical trials, including results from the MELODY Phase III trial recently published in the New England Journal of Medicine.4-8 Across all clinical endpoints, a single dose of nirsevimab demonstrated sustained and consistent reduction in RSV LRTD requiring medical care vs placebo through the entire RSV season. Nirsevimab was generally well tolerated with a favourable safety profile that was consistent across all clinical trials. The overall rates of adverse events were comparable between nirsevimab and placebo and the majority of adverse events were mild or moderate in severity. The most common adverse events were rash, fever and injection site reactions.4-10

Notes
Antimicrobial Drugs Advisory Committee (AMDAC)
AMDAC reviews and evaluates available data concerning the safety and effectiveness of marketed and investigational human drug products for use in the treatment of infectious diseases and disorders and makes appropriate recommendations to the Commissioner of Food and Drugs. The AMDAC's recommendation, while not binding, will be considered by the FDA during its review of the BLA for nirsevimab.

RSV
RSV is a very contagious virus that can lead to serious respiratory illness for infants, according to the CDC.1 Two out of three infants are infected with RSV during their first year of life and almost all infants are infected by their second birthday.11 In the US, RSV is the leading cause of hospitalisation in infants under 12 months.2 Approximately 75% of infants hospitalised for RSV were born healthy and at term with no underlying conditions in a study conducted from 2014-2015.3 RSV symptoms can include runny nose, coughing, sneezing, fever, decrease in appetite, and wheezing.1 Each year RSV infection leads to approximately 500,000 emergency department visits in the US by children under 5 years of age, which represents 1 in 4 of all RSV-related doctor visits, according to the CDC.12

Nirsevimab
Nirsevimab is a single dose long-acting antibody, developed and commercialised in partnership by AstraZeneca and Sanofi using AstraZeneca's YTE technology. It is designed to protect infants born during or entering their first RSV season and for children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season. Nirsevimab, provided directly to newborns and infants as a single dose, offers RSV protection via an antibody to help prevent LRTD caused by RSV. Monoclonal antibodies do not require the activation of the immune system to help offer timely, rapid and direct protection against disease.13

Nirsevimab has been granted regulatory and other designations to facilitate expedited development by several major regulatory agencies around the world. These include Breakthrough Therapy Designation and Priority Review designation by the China Center for Drug Evaluation under the National Medical Products Administration; Breakthrough Therapy Designation from the US Food and Drug Administration; access granted to the European Medicines Agency (EMA) PRIority Medicines (PRIME) scheme; and named "a medicine for prioritized development" under the Project for Drug Selection to Promote New Drug Development in Pediatrics by the Japan Agency for Medical Research and Development (AMED). Nirsevimab was approved in the European Union in October 2022.

Pivotal clinical trials
The Phase IIb study (Trial 03) was a randomised, placebo-controlled trial designed to measure the efficacy of nirsevimab against medically attended Lower Respiratory Tract Infection (LRTI) through 150 days postdose. Healthy preterm infants of 29-35 weeks' gestation were randomised (2:1) to receive a single 50mg intramuscular injection of nirsevimab or placebo.6

The dosing regimen was recommended based on further exploration of the Phase IIb data.6 The subsequent Phase III study, MELODY (Trial 04) applied the recommended dosing regimen.4,5

The MELODY Phase III study was a randomised, placebo-controlled trial conducted across 21 countries designed to determine efficacy of nirsevimab against medically attended LRTI due to RSV confirmed by reverse transcriptase polymerase chain reaction testing through 150 days after dosing, versus placebo, in healthy late preterm and term infants (35 weeks gestational age or greater) entering their first RSV season.4,5

MEDLEY (Trial 05) was a Phase II/III, randomised, double-blind, Synagis-controlled trial with the primary objective of assessing safety and tolerability for nirsevimab in preterm infants and infants with congenital heart disease (CHD) and/or chronic lung disease of prematurity (CLD) eligible to receive Synagis.7 Between July 2019 and May 2021 approximately 918 infants entering their first RSV season were randomised to receive a single 50mg (in infants weighing <5kg) or 100mg (in infants weighing ≥5kg) intramuscular injection of nirsevimab or Synagis. Safety was assessed by monitoring the occurrence of TEAEs and TESAEs through 360 days post-dose.7 Serum levels of nirsevimab following dosing (on day 151) in this trial were comparable with those observed in the MELODY Phase III trial, indicating similar protection in this population to that in the healthy term and late preterm infants is likely.7 Data was published in the New England Journal of Medicine (NEJM) in March 2022.

The safety profile of nirsevimab was similar to Synagis in the MEDLEY Phase II/III and consistent with the safety profile in term and preterm infants studied in the MELODY Phase III trial.4,5,7 While uncommon, the most reported adverse reactions were: rash 14 days post-dose, (the majority of which were mild to moderate); pyrexia (fever) within 7 days post-dose; non-serious injection site reactions within 7 days post-dose.

The results of MELODY, MEDLEY Phase II/III and the Phase IIb trials demonstrate that a single dose of nirsevimab helps protect infants during their first RSV season against RSV disease.4-8 This broad infant population includes preterm, healthy late preterm and term infants, as well as infants with specific conditions.

These trials formed the basis of regulatory submissions which began in 2022.

Results from the MELODY Phase III trial (Trial 04)
The primary endpoint of the MELODY Phase III trial was met, reducing the incidence of medically attended LRTI, such as bronchiolitis or pneumonia, caused by RSV by 74.5% (95% CI 49.6, 87.1; P<0.001) compared to placebo. Infants were randomised (2:1) to receive a single 50mg (in infants weighing <5kg) or 100mg (in infants weighing ≥5kg) intramuscular injection of nirsevimab or placebo. Between July 2019 and March 2020, 1,490 infants were randomised to receive either nirsevimab or placebo at the RSV season start.4,5 Data was published in NEJM in March 2022.

Following the analysis of the initial 1,490 infants within the MELODY primary cohort, additional infants continued to be enrolled. A total of 3,012 healthy late preterm and term infants (35 weeks gestational age or greater) entering their first RSV season were randomised to receive nirsevimab (n=2,009) or placebo (n=1,003). In this updated analysis of the full enrolment cohort, nirsevimab demonstrated a 76.8% (95% CI: 49.4, 89.4) reduction in hospitalisation-associated RSV LRTI vs placebo. Additionally, nirsevimab reduced very severe MA RSV LRTI by 78.6% (95% CI: 48.8, 91.0) through an RSV season, and efficacy against MA RSV LRTI was consistent with previous trials (76.4%; 95% CI: 62.3, 85.2). The safety profile of nirsevimab was similar to placebo (nirsevimab, 1.3%; placebo, 1.5%).4

Medically Attended LRTI and Hospitalisation for RSV LRTI Through 150 Days Postdose (ITT population)

Endpoints and analyses, n (%)	Nirsevimab(N = 994)	Placebo(N = 496)	Efficacy (95% CI)	P value
Medically attended RSV LRTI			74.5 (49.6, 87.1)	<0.001
Observed events Participants requiring imputation of data*	12 (1.2) 15 (1.5)	25 (5.0) 6 (1.2)
Hospitalisation for RSV LRTI Observed events Participants requiring imputation of data*	6 (0.6) 15 (1.5)	8 (1.6) 6 (1.2)	62.1 (-8.6, 86.8)	0.07

*Data were imputed for participants who had no events and were not followed through 150 days postdose. Analyses were conducted using Poisson regression with robust variance. CI, confidence interval; ITT, intent-to-treat; LRTI, lower respiratory tract infection; RRR, relative risk reduction; RSV, respiratory syncytial virus.

Results from the Phase IIb trial (Trial 03)
The primary endpoint of the Phase IIb study was met, reducing the incidence of medically attended LRTI, caused by RSV by 70.1% (95% CI: 52.3, 81.2) compared to placebo. Between November 2016 and December 2017, 1,453 infants were randomised (nirsevimab, n=969; placebo, n=484) at the RSV season start. Research was conducted by AstraZeneca in both hemispheres, at 164 sites in 23 countries.6 Data was published in NEJM in July 2020.

Medically Attended LRTI and Hospitalisation for RSV LRTI Through 150 Days Postdose (ITT population)

Endpoints and analyses, n (%)	Nirsevimab(N = 969)	Placebo(N = 484)	Efficacy (95% CI)	P value
Medically attended RSV LRTI			70.1 (52.3, 81.2)	<0.001
Observed events Participants requiring imputation of data*	25 (2.6) 24 (2.5)	46 (9.5) 11 (2.3)
Hospitalisation for RSV LRTI Observed events Participants requiring imputation of data*	8 (0.8) 24 (2.5)	20 (4.1) 11 (2.3)	78.4 (51.9, 90.3)	<0.001

*Data were imputed for participants who had no events and were not followed through 150 days postdose. Analyses were conducted using Poisson regression with robust variance. CI, confidence interval; ITT, intent-to-treat; LRTI, lower respiratory tract infection; RRR, relative risk reduction; RSV, respiratory syncytial virus.

Sanofi Alliance
In March 2017, AstraZeneca and Sanofi announced an agreement to develop and commercialise nirsevimab. Under the terms of the agreement, AstraZeneca leads development and manufacturing activities, and Sanofi leads commercialisation activities and records revenue. The two companies share costs and profits in all territories except in the US. AstraZeneca's revenue from the agreement is reported as Alliance Revenue and Collaboration Revenue in the Company's financial statements. Following a revision to the profit-sharing arrangement relating to the development and commercialisation of nirsevimab in the US between AstraZeneca, Sanofi and Sobi, Sobi has entered into a direct relationship with Sanofi, replacing the previous participation agreement with AstraZeneca entered into in November 2018.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Centers for Disease Control and Prevention. RSV in Infants and Young Children. October 28, 2022. https://www.cdc.gov/rsv/high-risk/infants-young-children.html. Accessed June 2023.
2.   Leader S, Kohlhase K. Recent trends in severe respiratory syncytial virus (RSV) among US infants, 1997 to 2000. J Pediatr. 2003;143(5 Suppl):S127-S132. doi:10.1067/s0022-3476(03)00510-9.

3.    Esposito S, et al. RSV Prevention in All Infants: Which Is the Most Preferable Strategy? Front Immunol. 2022; 13: 880368. doi: 10.3389/fimmu.2022.880368.

4.   Muller WJ, et al. Nirsevimab for Prevention of RSV in Term and Late-Preterm Infants. N Engl J Med. April 5, 2023. doi: 10.1056/NEJMc2214773

5.   Hammitt LL, et al. Nirsevimab for Prevention of RSV in Healthy Late-Preterm and Term Infants. N Engl J Med. 2022;386 (9): 837-846. Doi: 10.1056/NEJMoa2110275.

6.   Griffin P, et al. Single-Dose Nirsevimab for Prevention of RSV in Preterm Infants. N Engl J Med. 2020;383: 415-425. doi: 10.1056/NEJMoa1913556.

7.   Domachowske J, MD et al. Safety of Nirsevimab for RSV in Infants with Heart or Lung Disease or Prematurity. N Engl J Med. 2022; 386 (9).

8.   AstraZeneca. Beyfortus (Nirsevimab) for the Prevention of RSV Lower Respiratory Tract Disease in Infants and Children. Briefing Document for US FDA Antimicrobial Drugs Advisory Committee Meeting. June 6, 2023. https://www.fda.gov/media/169226/download. Accessed June 2023.

9.   Simões EAF, et al. Efficacy of nirsevimab against respiratory syncytial virus lower respiratory tract infections in preterm and term infants, and pharmacokinetic extrapolation to infants with congenital heart disease and chronic lung disease: a pooled analysis of randomised controlled trials. Lancet Child Adolesc Health 2023. doi: 10.1016/S2352-4642(22)00321.

10.  Wilkins D, et al. Nirsevimab for the prevention of respiratory syncytial virus infection: neutralizing antibody levels following a single dose. ESPID 2022 Congress; 2022 May 9-13. Hybrid Congress.
11.  Walsh, EE. Respiratory Syncytial Virus infection: an illness for all ages. Clin Chest Med. 2017; 38(1):29-36.

12.  Hall, C. B. et al. The burden of respiratory syncytial virus infection in young children. New Engl J Medicine 360, 588-98 (2009).

13.  Centers for Disease Control and Prevention. Vaccines & Immunizations. September 24, 2021. https://www.cdc.gov/vaccines/vac-gen/immunity-types.htm. Accessed June 2023.

Adrian Kemp
Company Secretary
AstraZeneca PLC

AstraZeneca PLC

INDEX TO EXHIBITS

AstraZeneca agreement with Quell Therapeutics

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 09 June 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary